Filed By Merix Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Merix Corporation
Commission File No. 000-23818

[MERIX CORPORATION LETTER TO CUSTOMERS - VIA EMAIL - 10-6-09]

As a valued customer of Merix, I’m writing to inform you of some exciting news.  Today, we announced we have entered into a definitive agreement to merge with Viasystems, a leading worldwide provider of complex multi-layer printed circuit boards and electro-mechanical solutions.   Viasystems’ PCB factories are located in southern China, not too far from Merix’ Huiyang and Huizhou factories.

Through this merger we’re creating a world-class leader in printed circuit board (PCB) and related electro-mechanical solutions, with a complementary match up of market segments, customers and manufacturing capabilities

Both Merix and Viasystems have defined, yet complementary, core competencies that will enable the combined organization to provide all of our customers with a complete spectrum of services and technology for both quick turn and volume PCB manufacturing in Asia and North America, two key geographic regions.

We believe this is an excellent strategic fit and offers our customers an even more compelling solution that uniquely validates, accelerates and adds scale to the “value proposition” that Merix has been building for several years.  We expect our customers will benefit substantially from the combination of our technology-driven businesses.”

Benefits of the transaction

•	Merix facilities will offer Viasystems’ 125 customers complex PCB production in the U.S., including quick-turn and prototyping capabilities that they do not have today.
•	Merix facilities and capabilities in the U.S. will offer Viasystems the opportunity to access the growing Aerospace and Defense industry.
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Viasystems provides Merix’ 800 customers with expanded scale of Asian-based high-volume, quick-turn and HDI printed circuit board manufacturing capabilities, as well as new electro-mechanical solutions.

•	The merger creates a large and diversified customer base – among the top 10 customers of both companies, only three overlap.
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The combination will benefit from complementary technologies, a strong combined management team and a shared focus on reliability and quality, resulting in a stronger company that is more competitive in the marketplace.

These are two successful, innovative organizations with one mission: To meet the rapidly changing needs of our customers.  By leveraging the diversified operations and employee skill sets of both organizations, this combined company is well positioned in a recovering industry.  We’re confident in our plan to integrate our businesses and unlock tremendous value - creating opportunities for all of our customers - with a financially stronger, more competitive enterprise.

The merger, which needs to be approved by our shareholders, is expected to be completed by the end of calendar year 2009.

One element that hasn’t changed is our mission to serve you.  All current relationships remain in tact and all production schedules remain unchanged.  As always, your customer relationship manager/sales representative is your best source of information and updates. You should hear from them shortly.  In the meantime, I am attaching a copy of the news release announcing this merger, and welcome your feedback.

Also, we invite you to participate in a joint conference call with customers and suppliers to learn more about this proposed merger.  The call will take place on Wednesday, October 7 at 7:00 a.m. PT (9:00 a.m. CT).  To access the call, please dial (612) 326-0027 and use conference I.D. 118361.

On behalf of the entire Merix team, we thank you for being a loyal customer and we look forward to exploring the possibilities this merger brings to your business.

Sincerely,

Michael Burger
Chief Executive Officer
Merix Corporation

Forward-Looking Statements:
Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Viasystems and Merix separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Viasystems and Merix regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Viasystems nor Merix undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:  legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), developments beyond the companies’ control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Viasystems, Inc. for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on March 30, 2009, under the heading “Item 1A. Risk Factors” and in the Annual Report on Form 10-K of Merix for the year ended May 30, 2009, which was filed with the SEC on July 30, 2009, under the heading “Item 1A. Risk Factors,” and in each company’s other filings made with the SEC available at the SEC’s website, www.sec.gov.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the SEC. Viasystems will file a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems. Merix will mail the proxy statement/prospectus to its stockholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The proxy statement/prospectus and other documents that will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations, or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Merix is set forth in Merix’ definitive proxy statement, which was filed with the SEC on August 26, 2009. Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Viasystems and Merix will file with the SEC when it becomes available.

U.S. Internal Revenue Service (IRS) Circular 230 Notice: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the U.S. Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.